Exhibit 99.1

Ticketplus Strengthens LATAM Growth Strategy with Former CorpBanca CEO Fernando Massú as Lead Strategic Advisor

Following Its First Acquisition as a Public Company, Autoentrada in Argentina, Ticketplus Outlines Its Growth Priorities

As CEO of NYSE-Listed CorpBanca, Mr. Massú Led the Approximately US$1.3 Billion Acquisition of Helm Bank in Colombia and Played a Leading Role in the Merger with Itaú

SANTIAGO, Chile, Sept. 30, 2026 -- Ticketplus Ltd. (“Ticketplus” or the “Company”) (NYSE American: TP), a technology company that operates a proprietary, full-stack platform for the live-entertainment industry in Latin America, today announced the engagement of Fernando Massú Taré, Chairman of Banco BTG Pactual Chile and former Chief Executive Officer of CorpBanca, as the Company's Lead Strategic Advisor, LATAM Regional Strategy and Governance, and his role in the next phase of the Company’s regional expansion plan. Mr. Massú serves as a strategic advisor in his individual capacity and will work with the Company’s Chairman, Yethro Dinamarca, the Chief Executive Officer, Chien-Fu Chen, and the Board of Directors on the Company's expansion roadmap, including market entry priorities, potential acquisitions and strategic partnerships, capital allocation and corporate governance.

The acquisition of Autoentrada S.A. converted a seven-year white-label partner into a wholly owned, full-service operation and brought the Ticketplus brand to Argentina. For additional details regarding the Autoentrada acquisition, see the Company's report on Form 6-K filed with the SEC on September 22, 2026. The Company believes this is an important step in executing its growth strategy: deepening its presence across the 11 countries where it currently operates, expanding into new white-label markets, and pursuing strategic partnerships to extend the reach of its platform.

“We recently announced our first acquisition as a public company, bringing the Ticketplus brand to Argentina and expanding our direct operating footprint. This acquisition is part of a broader strategy to deepen our presence in existing markets, enter new markets and scale our platform through partnerships and selective acquisitions,” said Yethro Dinamarca, Chairman of the Board of Ticketplus. “We believe a plan of this magnitude requires people who have done it before. Fernando brings a proven track record in cross-border expansion in financial services across Latin America. He knows what it takes to grow across countries with discipline and strong governance. He will work closely with Chien, our Board and me to build a roadmap for where we expand next and in what order. We also anticipate growing the team to support these efforts. We expect to execute our plan market by market and to give investors a clear way to measure our progress.”

A track record of cross-border expansion in Latin America

Mr. Massú has more than four decades of experience in Latin American financial services, including senior leadership roles spanning banking, investment banking and capital markets. He began his career at Citibank in Chile and spent more than 15 years at Banco Santander, where his roles included Chief Financial Officer of its banking operation in Portugal and head of Wholesale Banking in Chile.

As CEO of CorpBanca from 2012 to 2016, he completed the acquisition of Banco Santander Colombia in 2012 and led the acquisition of Helm Bank, with operations in Colombia and Panama, in 2013, an investment of approximately US$1.3 billion. Through those transactions, CorpBanca became the first Chilean bank to acquire a universal bank in Colombia, and as of December 31, 2015, CorpBanca Colombia was the country's sixth-largest bank by total assets. He subsequently played a leading role in CorpBanca's merger with Itaú Chile, which created the fourth-largest private bank in Chile.

During his tenure, CorpBanca was a foreign private issuer with American Depositary Shares listed on the New York Stock Exchange under the ticker BCA, giving Mr. Massú direct experience leading a company subject to SEC reporting and NYSE listing requirements.

Since 2016, he has served as Chairman of Banco BTG Pactual Chile. He is also a director of Parque Arauco, a shopping center operator with assets in Chile, Peru and Colombia, and of Empresas Hites. He previously served as Chairman of ENAP, Chile's national oil company, and as an independent director of SQM, the NYSE-listed lithium producer. He holds a business degree from Universidad Adolfo Ibáñez and completed the Program for Management Development at Harvard Business School.

Fernando Massú Taré, Lead Strategic Advisor, LATAM Regional Strategy and Governance

Growth priorities

Ticketplus's growth plan centers on four priorities: transitioning proven white-label partnerships into wholly owned, full-service operations; entering new markets through its white-label SaaS model; continuing to enhance its payments, access control, data and analytics capabilities; and building strategic partnerships with content owners, promoters, venues and other related companies. The Company intends to pursue acquisitions selectively to support these priorities. Ticketplus intends to track progress through metrics that may include Total Platform Sales (GMV), events processed and active markets, among other measures.

About Ticketplus

Ticketplus Ltd. (NYSE American: TP) is a technology company that operates a proprietary, full-stack platform for the live-entertainment industry in Latin America, integrating ticketing, payments, access control and analytics. The Company operates through a full-operations model and a white-label SaaS model across 11 countries: Argentina, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, Mexico, Paraguay, Peru, the United States, and Uruguay. In 2025, the Ticketplus platform processed more than 10.2 million tickets across more than 39,800 events. For more information, please visit the Ticketplus investor relations website at investors.ticketplus.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the Company's growth strategy, expansion into new markets, potential acquisitions, conversions and partnerships, the expected contribution of Mr. Massú, and other statements that are predictive in nature. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management's current beliefs and assumptions. These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “goal,” “objective,” “potential,” “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These forward-looking statements are not guarantees of future performance and are subject to risks that could cause material differences, including market conditions, developments in live entertainment, promoter and client relationships, competition, regulatory conditions in the markets in which we operate or may enter, integration and other risks described in the Company's SEC filings. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements except as may be required by law.

Investor Contact

Jack Perkins

KCSA Strategic Communications

Ticketplus@kcsa.com